Mail Stop 4561
Via fax: (406) 522-4227

January 22, 2010

Mr. Jeffrey C. Davidson
Chief Financial Officer, Vice President and Treasurer
Rightnow Technologies, Inc.
136 Enterprise Boulevard
Bozeman, Montana 59718

   Re: Rightnow Technologies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 6, 2009
     Form 8-K/A Filed December 3, 2009
     File No. 000-31321

Dear Mr. Davidson:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           Kathleen Collins
           Accounting Branch Chief